

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2015

Via E-mail
Charles Provini
President and Chief Executive Officer
Natcore Technology, Inc.
87 Maple Avenue
Red Bank, New Jersey, USA 07701

Re: Natcore Technology, Inc.
Registration Statement on Form F-1
Filed March 9, 2015
File No. 333-202600

Dear Mr. Provini:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

1.   We note your disclosure on page 39 that your cash will be sufficient to fund operations for 5-6 months. Please expand your summary and risk factor disclosure to highlight this fact.

Business, page 44

2.   Please update the disclosure in this section to discuss that you signed a memorandum of understanding with the Fraunhofer Institute for Solar Energy and briefly discuss your consulting service. In this regard, we note the press release dated March 2, 2015 on your website.

Consolidated Statements of Financial Position, pages F-26 – F-29

3.   We note that the audited financial statements for the years ended December 31, 2013 and 2012 on pages F-27 through F-29 have been labeled "Consolidated Statements of Financial Position." Please revise to correctly label each of these financial statements.

Exhibit 5.1

4.   Your exhibit is dated before the filing date of your registration statement. Revise or advise.

Exhibit 23.1

5.   We note that this filing contains an accountants' consent dated January 30, 2015. Please provide currently dated and signed consents from your independent accountants with your next amendment. Refer to Item 601(b)(23)(i) of Regulation S-K.

Signatures, page II-7

6.   Please note that your registration statement should be signed by your controller or principal accounting officer. Also, your registration statement should be signed by your authorized representative in the United States. Please revise your signatures page accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Marc X. LoPresti, Esq.